Exhibit 99.1

Level 12, Suite 1202 65 Berry Street North Sydney NSW 2060 Australia P.O. Box 651 Botany NSW 1455	Telephone 612 9956 9156 Facsimile: 612 9956 9101 info@simsmm.com www.simsmm.com
17 October 2011
Company Announcements Office
Australian Securities Exchange Ltd
Level 6, 20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Metal Management Limited — Dividend Reinvestment Plan (“DRP”)
Sims Metal Management Limited advises that the Allocation Price to apply to the DRP for the fiscal 2011 final dividend payable on 21 October 2011 is $13.14.
Yours faithfully,
Sims Metal Management Limited
Frank Moratti
Group Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630